Free Facebook Business Tools

✕



Sell Your Products ›
Set up a shop on your Page to start selling products...



Add Appointment Bookings ›
Display your services and availability so that people...

Post a Job ›
Find qualified candidates by posting job opportunities...



Add Chat to Your Website ›
Drive sales and provide support by adding...

Insights

See All



DriveMind

October 7 at 2:23 PM · 🌐

···

DriveMind has opened its Friends and Family round to the public! We have now raised over $300k through Wefunder and separate angel investments.

https://wefunder.com/drivemind
https://help.wefunder.com/testing-the-waters-legal...
#autonomousvehicles #vc #fundraising



7 **3** **–**
People reached   Engagements   Distribution Score

Boost Post